Morningstar Credit Ratings, LLC

Form NRSRO Exhibit 8

Number and Minimum Qualifications of Credit Analysts and Their Supervisors

As documented in the Morningstar Credit Ratings, LLC Standards of Training, Experience and Competence, NRSROs are required to establish, maintain, enforce, and document standards for employees who participate in determining credit ratings.

The total number of credit analysts as of March 30, 2016 is 68. This number includes credit analyst supervisors who are also credit analyst. A general description of the minimum qualifications required of the credit analysts, including education level and work experience, is as follows:

- Entry level: Associate
  For an entry level Covered Employee, a bachelor's degree is required. At least one year of relevant professional experience is desirable, preferably in such areas as financial or investment analysis, data analysis, or quantitative modeling.

  Associate Analysts assist with the preparation and creation of reports, research, thought-leadership articles and other publications, fact-checking; ensuring accuracy and consistency; strictly adhering to deadlines; assistance may also include site visits and populating data.

- Mid-level: AVP, VP
  For a mid-level Covered Employee, a bachelor's degree is required and an advanced/Master's degree is preferred. At least two years of relevant professional experience is typically required, preferably in credit, financial, or investment analysis areas, data analysis, research and quantitative modeling.

  AVP and VP level employees are required to understand criteria for models and/or methodologies and demonstrate proficiency using models and methodologies. They are also required to demonstrate the ability to write consistently accurate reports with a focus on relevant information, details and statistics that add value, insight and analysis.

  At the VP level, a primary requirement is the ability to edit the work of others for clarity, insight and analysis. The ability to complete tasks and responsibilities with little or no supervision is required, along with the ability to foster collaborative work environment, willingness to train new employees and mentor associate analysts and assistant vice presidents.

The total number of credit analyst supervisors as of March 30, 2016 is 12. A general description of the minimum qualifications required of the credit analyst supervisors, including education level and work experience, is as follows:

- Senior level: SVP, MD
  For a senior level Covered Employee, a bachelor's degree is required and an advanced/Master's degree is preferred. At least three years of relevant experience in credit analysis is required along with other relevant professional experience.

  The ability to serve as lead analyst on a transaction, train team members, offer timely feedback and guidance are expected of these senior level employees. The willingness to share knowledge and promote professional growth of team members is expected, and the ability to develop new rating criteria and methodologies, with an exceptional understanding/proficiency in existing models or methodologies.